Mail Stop 4561
									August 3, 2005

Mr. Gary W. Brown
K2 Digital, Inc.
c/o Mr. Thomas G. Amon
500 Fifth Avenue, Suite 1650
New York, NY 10110

      Re:	K2 Digital, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 File No. 1-11873

Dear Mr. Brown:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Statement of Operations, page F-3
1. Please advise us of the facts and circumstances resulting in the gain you recognized from the disposition of liabilities in 2003 which is included in other income. Please include the nature of the liabilities and identify the creditor in your response. Also, describe the terms under which you were released from these obligations. Finally, explain how you considered paragraph 16 of SFAS 140 in recognizing a gain on this transaction.
2. Please advise us of the nature of the items included in other income for 2003, other than the gain on sale of available-for-sale securities and the gain on disposition of liabilities. The gains on these two transactions as disclosed in the statement of cash flows at page F-5 appear to exceed the total other income per the statement of operations at page F-3.

3. We note from your MD&A discussion at page 5 that general and administrative expenses primarily represent ongoing legal, accounting and other public company costs, net of amounts paid by merger candidates and offset by excess accruals reversed in each year. Please disclose to us the gross amounts of the expenses incurred, the gross amounts paid by merger candidates, and the amount of excess accruals reversed for both 2004 and 2003. Further, please advise us of the accounting guidance you referenced in determining the appropriateness of netting such expenses against the amounts paid by merger candidates. Please advise us of the same information for the quarters ended March 31, 2005 and March 31, 2004, as reported in the
Form 10-QSB for the quarter ended March 31, 2005.

Item 8A - Controls and Procedures - page 19
4. Please revise to clarify, if true, that the certifying officer found the disclosure controls and procedures (as defined in Exchange
Act Rules 13a-15(e) and 15d-15(e)) to be effective as of the end of the period covered by the report based on the evaluation of these controls and procedures required by Exchange Act Rules 13a-15(b) or
15d-15(b), as required under Item 307 of Regulation S-B. Please make conforming changes in your Form 10-QSB.

Exhibits to Form 10-KSB for Fiscal Year Ended December 31, 2004 and
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
5. Please revise the certifications included as exhibit 31 to conform exactly to the presentation presented in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing as indicated in Form
10-QSB, of the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the quarter ended March 31, 2005.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Gary W. Brown
K2 Digital, Inc.
August 3, 2005
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